14 November, 2007

CADBURY SCHWEPPES AMERICAS BEVERAGES FILES INITIAL FORM 10 REGISTRATION STATEMENT

On 10 October, Cadbury Schweppes announced that it was focusing on separating its Americas Beverages and confectionery businesses through a demerger of Americas Beverages.

Under the proposed demerger, Cadbury Schweppes’ shareowners will receive shares in two new companies, Cadbury plc, holding the Group’s confectionery business, and CSAB Inc. (CSAB), which will hold the Americas Beverages business. CSAB is a US incorporated company, which will be renamed and listed on the New York Stock Exchange. Following completion of the demerger, Cadbury plc will not have an equity interest in CSAB.

As part of the demerger process, CSAB has filed its initial Form 10 Registration Statement with the US Securities and Exchange Commission (SEC). The document is available on the SEC’s website, www.sec.gov.

This filing includes, among other things, information on the industry, business, strategy and management of CSAB, and on risks related to both the separation and CSAB’s business and operations. It also contains CSAB’s financial statements for the 2004, 2005 and 2006 financial years and the half year to June 2006 and 2007 under accounting principles generally accepted in the USA (US GAAP). In addition, it outlines how the distribution of shares in CSAB and its demerger from Cadbury Schweppes will be effected, and sets out certain tax considerations for shareowners.

The appendices to this announcement contain a summary of the demerger process, and a reconciliation of Americas Beverages Underlying Profit from Operations previously disclosed by Cadbury Schweppes under International Financial Reporting Standards (IFRS) to CSAB’s US GAAP Income from Operations.

The initial Form 10 filing will be subject to review by the SEC. Revised versions of this Form 10 reflecting additional information, including CSAB’s third quarter and full year 2007 results under US GAAP and information related to the demerger, are expected to be filed from early 2008 onwards. The demerger is not expected to be completed before the second quarter of 2008 and a final Form 10 will be filed with the SEC and sent to shareowners before the demerger becomes effective.

NEXT EVENTS

Currently scheduled Cadbury Schweppes announcements are listed below:

11 December, 2007	Preliminary Trading Update
19 February, 2008	Preliminary Results Announcement

ENDS

Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com
Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bolton
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or CSAB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins;

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%;

•	Total confectionery share gain;

•	Mid teens trading margin by 2011;

•	Strong dividend growth;

•	Efficient balance sheet; and

•	Growth in return on invested capital.

Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:

•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India, Russia and Turkey. Together, these 12 focus markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers and 3 trade channels. Together, these customers account for over 50% of our revenues.

APPENDICES

Appendix 1: The Demerger Process

If the demerger proposals are approved, shareowners will receive in exchange for their existing Cadbury Schweppes Ordinary Shares (which will be cancelled):

•	Ordinary shares in Cadbury plc, the world’s largest confectionery company, which will be listed on the London Stock Exchange, with ADRs representing Cadbury plc ordinary shares listed on the New York Stock Exchange; and

•	Shares of common stock in CSAB Inc., the new company holding the Americas Beverages business, which will be listed on the New York Stock Exchange

CSAB Inc. intends to establish a new corporate name prior to the completion of the demerger.

As part of the demerger proposals, a new listed holding company, named Cadbury plc, will become the holding company of the confectionery business through a corporate reorganisation. The corporate reorganisation will be effected by way of a formal procedure, known as a scheme of arrangement (Scheme), under the UK Companies Act 1985. The Scheme requires, among other things, shareowner approval and the sanction of the High Court of Justice of England and Wales.

Under the Scheme, shareowners will be issued with two classes of share: Cadbury plc ordinary shares (representing the confectionery businesses) and Cadbury plc beverage shares (representing the Americas Beverages business). The new Cadbury plc ordinary shares will be listed on the London Stock Exchange. Shareowners’ existing Cadbury Schweppes ordinary shares will be cancelled.

Shortly after the Scheme becomes effective, Cadbury plc will undertake a court sanctioned reduction of capital in order to implement the demerger. As part of the reduction of capital, it is envisaged that the Cadbury plc beverage shares will be cancelled. In consideration of this cancellation, Cadbury plc will then transfer the Americas Beverages business to CSAB, and in return CSAB will issue shares of common stock to all those shareowners issued with Cadbury plc beverage shares under the Scheme. The CSAB shares will be listed on the New York Stock Exchange.

It is anticipated that shareowners will receive a circular containing details of the demerger proposals in the first half of 2008. This will be followed by an extraordinary general meeting of Cadbury Schweppes where shareowners will be asked to approve the demerger.

Appendix 2: Reconciliation of Americas Beverages’ Underlying Profit from Operations under IFRS to CSAB’s US GAAP Income from Operations.

Underlying Profit from Operations and Income from Operations
The table below reconciles Americas Beverages’ Underlying Profit from Operations previously released under IFRS as part of the Cadbury Schweppes’ results to CSAB’s US GAAP Income from Operations, as reported in the initial Form 10.

CSAB’s historical combined financial information has been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically related to CSAB during all periods shown.

Differences between Underlying Profit from Operations reported under IFRS for Americas Beverages (as part of the Cadbury Schweppes group), and Income from Operations for CSAB under US GAAP (as presented on page 12 of the initial Form 10) arise from the items set out below. These items are presentational and measurement differences and none of them have an impact on the cash flow generation of CSAB. An explanation of how each of the principal differences arises is given after the table below.

			Year
	53 Weeks ended	52 Weeks ended	ended
US$m except where stated	2 January 2005	1 January 2006	31 December 2006
Underlying Profit from Operations as reported under IFRS (£m)	503	524	584
£:US$ Exchange Rate	1.83	1.82	1.85
Underlying Profit from Operations as reported under IFRS (US$m)	920	954	1,080
Presentational differences
Restructuring costs (a)	(42)	(11)	(38)
Amortisation and impairment (b)	(4)	(4)	(35)
Non-Trading Items (c)	3	36	31
IAS 39 (d)	—	2	2
Profit from Operations as reported under IFRS (US$m)	877	977	1,040
US GAAP accounting differences
Inventory valuation (e)	(1)	(8)	(3)
Share awards (f)	1	(13)	(1)
Retirement benefits (g)	(11)	(26)	(15)
Restructuring costs (h)	6	1	11
Carve out adjustments
Corporate costs and other (i)	(38)	(25)	(14)
Income from Operations as per US GAAP (US$m)	834	906	1,018

Presentational Adjustments: Adjustments to Reconcile IFRS Underlying Profit from Operations to IFRS Profit from Operations
The following represents the principal adjustments made to the IFRS Profit from Operations in order to arrive at Americas Beverages segment Underlying Profit from Operations. We note that Underlying Profit from Operations is not a defined term under IFRS or US GAAP and accordingly, may not therefore be comparable with similarly titled profit measures reported by other companies.

(a)	Restructuring costs

The costs incurred in relation to implementing the Fuel for Growth programme and integrating acquired businesses have been reversed from IFRS Profit from Operations. Such costs are considered to be part of the investment in the future performance of the business and not part of the underlying performance trends of the business.

(b) Amortisation and impairment of intangibles

The amortisation and impairment relating to intangibles, including impairment of goodwill, have been reversed from IFRS Profit from Operations. This is because these items are not considered to be reflective of the underlying trading of the business.

(c) Non-trading items

Non-trading items such as gains and losses on the disposal or impairment of investments and businesses (including associates and subsidiaries) have been reversed from IFRS Profit from Operations. These amounts have been reversed as their discrete impact can be significant and can have a material impact on the trend in the group’s operating results.

(d) IAS 39
CSAB enters into various arrangements to hedge its exposure to commodity risk and foreign exchange risk. However, in certain circumstances, it is not able to apply hedge accounting to these arrangements. Accordingly, volatility relating to gains and losses from movements in commodity prices and foreign exchange rates on the underlying transactions are recognised as part of the IFRS Profit from Operations whilst the gains and losses on the hedge instruments are recognised as part of financing costs, which is excluded from Profit from Operations.

Even though hedge accounting is not applied, the hedge arrangements are considered to remain effective hedges economically and commercially. The volatility included within the IFRS Profit from Operations will not give rise to volatility in the cash flows that occur under the hedge arrangements. Therefore, the volatility arising as a result of not applying hedge accounting has been excluded from Underlying Profit from Operations.

US GAAP accounting differences
The following summary represents the principal areas of difference that are necessary to reconcile Americas Beverages segment Profit from Operations as reported under IFRS to CSAB’s US GAAP Income from Operations as reported in the initial Form 10. This summary includes only those differences that affect the Americas Beverages segment. Please refer to our 2006 Form 20-F for more detail on the US GAAP to IFRS differences presented below.

(e) Inventory valuation
Cadbury Schweppes’ policy under IFRS is to apply “first in, first out” inventory valuation methodology. CSAB has adopted the “last in, first out” inventory valuation methodology as is permitted by US GAAP but not IFRS.

(f) Share awards
Under IFRS, all of CSAB’s employee share award plans are considered to be equity settled and accordingly, the amount of expense recognised is based on the grant date fair value of the share awards.

Under US GAAP, certain of CSAB’s employee share award plans are classified as liabilities as they contain inflation indexed earnings growth performance conditions. Therefore, the fair value of each award is re-measured at each reporting date until vesting, resulting in additional charges under US GAAP. In addition, upon adoption of SFAS 123(R), for awards which are classified as liabilities, CSAB was required to reclassify the APB 25 historical compensation cost from equity to liability and to recognise the difference between this and the fair value liability through the current year income statement.

(g) Retirement benefits
The adjustment for US GAAP retirement costs arises as a result of differences in the:

•	Treatment of actuarial gains and losses. Under IFRS, actuarial gains and losses related to post-retirement employee benefits are reflected in the Consolidated Statement of Recognised Income and Expense, outside of the Income Statement. Under US GAAP, actuarial gains and losses exceeding a certain minimum threshold are amortised through the income statement over the remaining expected service life of the scheme members (i.e. ‘corridor method’).

•	Measurement of pension assets. Under IFRS, pension assets are recognised based on the fair value at reporting date. Under US GAAP, pension assets are measured based on a ‘market-related value’ approach which utilises a three year rolling market value.

(h) Restructuring costs
Under IFRS, a provision for restructuring is required to be recognised when an entity is demonstrably committed to the restructuring. Under US GAAP, the timing of recognition of a provision for restructuring depends upon the nature of the costs. As a consequence, certain restructuring costs that require recognition under IFRS may not be recognised in the same year under US GAAP.

Carve-out Adjustments

(i)	Corporate costs and other

Carve out adjustments principally comprise corporate costs associated with the provision of services including human resource and benefit management, tax, treasury and legal compliance to CSAB by CS plc and several other adjustments that had not previously been pushed down to the Americas Beverages segment that are required to present its US GAAP Income from Operations on a standalone basis. Corporate costs have been allocated to CSAB on the most relevant allocation method to the service provided and may not be indicative of the actual costs that would be incurred if CSAB were operating as an independent company.